SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
SAMSUNG Main Bldg.
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul,100-742
Korea
TEL : 727-7462 , FAX : 727-7360

02 MAY -2 AM 8:29

02028795

April 30, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

dlw 5/6

Name: Hyunseung Kim
Title: Associate

Investment Property, Equipment, and Facility

1. object of investment	Giheung Memory Lines(Line 9 and Line 10)
2. amount invested(krw)	91,900,000,000
- paid-in capital at the end of the previous fiscal year(krw)	882,117,170,000
- ratio to paid-in capital(%)	10.4%
3. method of funding	Internal cash
4. names of goods and volumes to be produced(or details of operation)	Memory DRAM
5. purpose of investment	The planned investment is aimed at raising production through Line upgrade
6. investment period	Production through Line upgrade
7.location of new property, equipment, and facility	From 2Q02 to 3Q02
8. decision date (date of board resolution)	2002.4.29